Summary Geology Report:
Pipe Property

NTS 92H/11W

Latitude 49° 37' N

Longitude 121° 28' W

New Westminster Mining Division

For:

PIONEER EXPLORATION INC.

620 – 800 West Pender Street

Vancouver, BC

V6C 2V6

Author:

George E. Nicholson, P.Geo, FRGS

May 2006

Table of Contents

List of Figures

1.   Summary

The Pipe Property is situated along Sawmill Creek, a tributary of the Fraser River, 6.3 km (3.9 miles) northwest of Yale, BC. The property consists of three claims and is wholly owned by Tom Brady on behalf of Pioneer Exploration Inc.

The property was staked in early 2005 following a geological review of under-explored mineral properties with potential.

Three breccia pipes with associated rhyolite phases intrude Late Cretaceous quartz diorite of the Spuzzum pluton, a phase of the Coast Crystalline Belt on the property. Molybdenite and sphalerite are found locally in the breccia pipes.

The boundaries of these pipes should be established, new grids established and new geochemical and I.P. geophysical surveys be initiated. Phase I is recommended at $CDN 5,280.00 while Phase II is budgeted for $CDN 45,000..


YUKON
ALASKA
N
BRITISH
COLUMBIA
Fort
St.John
Dawson
Creek
ALBERTA
Stewart
Terrace
Smithers
Prince
Rupert
Kitimat
Houston
Prince
George
QUEEN
CHARLOTTE
ISLANDS
PIPE PROPERTY
Quesnel
Williams
Lake
PACIFIC
OCEAN
Golden
Revelstoke
Kamloops
Vernon
Nakusp
Merritt
Kelowna
Cranbrook
VANCOUVER
ISLAND
VANCOUVER
Hope
Princeton
VICTORIA
UNITED STATES
Kilometres
0 50
PIONEER EXPLORATION INC.
PIPE PROPERTY
SAWMILL CREEK
NEW WESTMINSTER MINING DIVISION, B.C.
NTS: 092H/11
LOCATION MAP
DATE: August, 2005
FIGURE:
1
SCALE: As Shown

2.   Introduction, Terms of Reference & Disclaimer

The Company is a private mineral exploration company based in Vancouver, British Columbia that has acquired mineral rights to the Pipe mineral property. The claims were staked in January, 2005 to cover an area identified as containing a large area of anomalous porphyry molybdenum mineralization. The author was engaged by Tom Brady, a Director of the Company, to review the available literature, visit the property, prepare this report and make recommendations.

Disclaimer

The author has prepared this report based upon information believed to be accurate at the time of completion but which is not guaranteed. The author has relied on two principal sources of information for the data contained in this report, that being the work completed and previous publicly available federal and provincial government documents such as geological maps and reports on the area.

The author has actively been involved in the Harrison Lake East mineral belt since June, 2000 and visited the Pipe Property on Sawmill Creek in July, 2001; October, 2003; and as recently as May 23, 2005 primarily to assess the access and working conditions but also to review the geology.

The author has written or co-authored at least 15 reports on mineral properties within this mineralized belt on Harrison Lake East.

3. Claim Acquisition and Information

The Pipe property consists of three mineral exploration claims known as Pipe 1, Queen 1 and Queen 2. The claims cover 1298.46 hectares. The claims were acquired from David Deering. They were acquired by Tom Brady in trust for the Company for an initial payment of $3,750 (USD) on or before October 25, 2005 and a further $3,750 (USD) payable on or before February 25, 2006. These amounts have been paid. Mr. Deering retains a 2% Net Smelter Return. The claims were transferred by Mr. Deering to Tom Brady, a Director of Pioneer Exploration Inc. who holds them in trust for the company. Title to the claims lapsed in January 2006 and they were re-staked by Mr Brady in January 2006 who continues to hold them in trust for the company.

The claims are located in the New Westminster Mining Division of British Columbia at coordinates: Latitude 49° 27' N and longitude 121° 28' W and on map sheet NTS: 92H/11W and are outlined in Figure 2. All claims are contiguous and were staked utilizing the Mineral Titles Online cell staking system.

The pertinent property information is as follows:

Claim Name	Tenure No.	Hectares	Expiry Date
Pipe 1	525619	523.43	January 16, 2007
Queen 1	525620	502.71	January 16, 2007
Queen 2	525623	272.32	January 16, 2007

In British Columbia, for assessment purposes in the first three years, $4.00 per hectare of work or cash in lieu per hectare plus $0.40 per hectare filing fees are due to maintain the claims in good standing. Thereafter it rises to $8.00 per hectare plus $0.40 per hectare filing fees. The claims have not been legally surveyed.

Until physical disturbance (i.e. road building, blasting, drillpads, timber felling) is initiated on the claims, no permitting or bonding is required for initial stage sampling, geological mapping, or ground geophysics.



4. Location and Access

The Pipe property on Sawmill Creek is situated 6.3 km (3.9 miles) northwest of Yale, BC. The property lies on the north and south slopes of Sawmill Creek, a tributary of the Fraser River (Figure 1).

Access to the property is by rough logging road from Yale.

5. Climate, Local Resources, Infrastructure and Physiography

The Pipe property lies on the north and south slopes of Sawmill Creek between elevations 760 m and 1370 m (2,500 and 4,500 feet). Topography is rugged, typical of the Coast Range Mountains.

Much of the lower slope of Sawmill Creek has been logged off, vegetation on parts of the claim area has been destroyed by forest fires but the northern part of the claim group is covered by virgin hemlock and balsam fir.

Outcrops are numerous above a terrace of glacio-fluvial gravels which masks slopes 90 m to 120 m above the valley floor.

The climate is typical of south-western British Columbia. Summers are warm with temperatures averaging 22°C during late-May to late-September. Precipitation is moderate during these periods. Fall is typified with heavier rainfall, snow accumulation in the upper slopes generally does not commence until mid-November. Snowpacks of 1 to 3 m will accumulate and stay until late March into April.

Yale is a 15 minute drive north of Hope, BC along the TransCanada Highway 1. Hope is a community of 6,000 that is primarily logging related. Local services such as police, fire, hospitals, supplies, and equipment contractors are available here. The city of Vancouver, BC, 2 hours by road west, has assay facilities and drilling companies.

6. History

The Pipe property was discovered in 1971 along a new logging roadcut. Over the next 8 years a series of limited programs were undertaken to define the mineralization. Soil geochemistry, geological mapping, magnetometer and induced polarization geophysical surveys, and 3 short diamond drillholes were all completed highlighted by the discover of 3 mineralized breccia pipes and one drillhole intersection of 0.138% molybdenum over 2 metres. There are still mineralized float samples upslope of the discovered zones for which the source has not been located.

Several companies operated within the vicinity of the Pipe Property in the late 1960s through the 1970s. The original Pipe claims were staked by John McGoran in 1971. In 1976 Amax staked the ground and completed 3 work programs including initial diamond drilling. The claims were allowed to lapse and were later included in a larger land package assembled by Lacana Mining Corporation in 1987.

The ground presently covered by the Pipe and Queen claims has been dormant for several years until recently acquired.

7.   Geology

Regional Geology

The Pipe property lies in the eastern margin of the Spuzzum pluton, a phase of the Coast Crystalline Belt. Dates on the pluton range from 70 to 103 m.y. with most between 79 and 89 m.y. Quartz diorite is the most abundant phase in the pluton. The Hope fault, part of the Fraser River fault system, lies about 1.6 km (one mile) east of the claim group and bounds the eastern edge of the Spuzzum pluton. Schists and amphibolites border the pluton to the east, west and south. The younger Scuzzy pluton (35 m.y.) forms the northern contact.

Property Geology

On the Pipe property, the main breccia zone covers an area of 42,000 square feet intrusive into biotite quartz diorite. This breccia is made up of fragments of coarse-grained quartz diorite, rhyolite and porphyry, in a matrix of fine-grained quartz diorite, quartz and limonite. Vugs with crystals of quartz and pyrite are common. It is interpreted that the breccia is an intrusive breccia, probably a vent associated with younger intrusive rock within the Spuzzum Pluton. The other 2 breccias are similar in geology albeit somewhat smaller in surface expression.

On the south side of Sawmill Creek, approximately 2000 feet east of the breccia zone, a fault, which trends north-south and dips easterly at 60°, has been inferred from the topographic expression.

Mineralization

Sulphide mineralization is common within the breccia. It occurs either disseminated, within vugs or as irregular blebs. This sulphide is primarily iron with modest copper and molybdenum content. Molybdenum bearing rocks have been found 1000 feet northwest of the breccia. This occurs as float and the source has not yet been discovered.

The Gem molybdenum prospect is located 12 miles north-westerly and the Giant Nickel Mine is located nine miles southerly.



PIONEER EXPLORATION INC.

PIPE PROPERTY
SAWMILL CREEK
NEW WESTMINSTER MINING DIVISION, B.C.
NTS: 092H/11

REGIONAL GEOLOGY MAP

DATE:	August, 2005	FIGURE:	
SCALE:	1:50000		3

LEGEND

Cretaceous
MKgd — Granodioritic intrusive rocks

Cretaceous - Tertiary
KTmm — Mid amphibolite / andalusite grade metamorphic rocks

Permian - Jurassic
PJHs — Hozameen Complex Sedimentary rocks

—— Fault

525619

525620

525623

YALE

8. Conclusions & Recommendations

The Pipe claims cover three known mineralized breccia pipes hosted in Cretaceous intrusive rocks. Limited early work helped define the parameters of mineralization. The property occurs within a mineralized geological region which hosts former producing mines and showings. There remains undiscovered sources for the mineralized float boulders discovered on the property.

It is recommended that the mineralized zones be relocated and the boundaries defined by cut line. Cut lines at 100 m spacing should cross these and 3D induced polarization geophysical surveys be completed in preparation for additional diamond drilling. Road rehabilitation will be necessary. Three or four days of prospecting is needed to locate the source of mineralized float bounders upslope of the known showings.

9. Budget

Based on early results, Phase I will include locating and defining three previously discovered mineralized breccia zones and prospecting for new mineralized zones. This cost is estimated at $CDN 5,280.00 as follows:

Geological Technician	4 days @ $400/day	$	1,600.00
Prospector	4 days @ $300/day		1,200.00
Truck Rental	4 days @ $100/day		400.00
Room and Board	8 man days @ $60/man/day		480.00
Field Supplies			100.00
Summary Report			1,000.00
Contingency @ 10%			500.00
TOTAL		**$**	**5,280.00**

Phase II will consist of 10 line kilometres of cut line and I.P. geophysics at a cost of $CDN 45,000.00 as follows:

10 km cut line @ $1,500/km	$	15,000.00
I.P. Geophysics @ $3,000/km		30,000.00
TOTAL	**$**	**45,000.00**

N.B. All costs in Canadian Dollars.

10. Statement of Qualifications

I, GEORGE E. NICHOLSON, of 21910 – 61st Avenue, Langley, British Columbia hereby certify that:

1. I am a graduate of the University of British Columbia with a degree in Geology (B.Sc., 1986);

2. I have practiced my profession as a Geologist continuously since graduation;

3. I am a director of Nicholson and Associates Natural Resource Development Inc., a private geological consulting company;

4. I am a member of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (No. 19796);

5. I am a Fellow of the Royal Geographic Society (No. 423161);

6. I am not aware of any material facts or material changes with respect to the subject matter of this technical report which is not reflected in the technical report that would mislead the reader;

7. I am responsible for this report and its recommendations based on a review of all available references and on 4 property visits over the past 5 years, most recently for a day on May 23, 2005.

8. I have no interest, direct or indirect, in the properties or common shares of Pioneer Exploration Inc., nor do I expect to receive any and am independent of the Company, its directors and officers and Company corporate affairs.

9. I have read National Policy Instrument 43-101 and Form 43-101 F1 and this technical report has been prepared in accordance with this policy and form; and,

10. I hereby grant my permission for Pioneer Exploration Inc. to use this Report for any corporate use normal to their business.

DATED at Vancouver, British Columbia this __23rd__ day of May, 2006 .

/s/ George E. Nicholson

_____

George E. Nicholson, P.Geo., FRGS

11. References

Allen, D.G. (1976). A.R. 6262; 1976 Geochemical Assessment Report: Sawmill Creek Property for AMAX Potash Limited. New Westminster Mining Division. 92H/11W.

Armstrong, C.M. (1981). A.R. 9841; Geochemical and Geophysical Report on the Gordon Creek Property for Bighorn Development Corp. New Westminster Mining Division, 92H/11W.

Armstrong, C.M. (1984). A.R. 12,599; Geochemical Report on the Gordon Creek Property, for Bighorn Development Corp. New Westminster Mining Division, 92H/11W.

GST Map 737A; 12-1969; 41-1989.

Kyba, W. (1979). A.R. 7552; 1979 Assessment Report, Geochemistry and Diamond Drilling: Sawmill Creek Property, for AMAX Potash Limited. New Westminster Mining Division, 92H/11W.

LeBel, J.L. (1977). A.R. 6472; 1977 Geophysical Assessment Report: Sawmill Creek Property, Induced Polarization/Resistivity Survey, for AMAX Potash Limited. New Westminster Mining Division. 92H/11W.

Leishman, Douglas A. (1987). A.R. 16,650; Geological and Geochemical Report on the Greg, Helen, Dig Here, Dig Here 2 and Frog Mineral Claims, for Lacana Mining Corp. New Westminster Mining Division.

Mitchell, Bradley R. (1972). A.R. 3492; Geochemical – Geophysical Report on the Victor Mineral Claims. New Westminster Mining Division.

Report of the Ministry of Mines; (1879) pp. 49

Sookochoff, L. (1974). A.R. 5030; Diamond Drill Report on the Dalstrom Property (Victor Claim Group), for Dalston Resources Ltd. (N.P.L.). New Westminster Mining Division. 82H/11W.

Stevenson, W.G. & Associates Ltd. (1972). A.R. 3797; Geological, Geophysical and Geochemical Report on the Pipe 1-4 Mineral Claims. New Westminster Mining Division. 92H/11W.

Appendix I:

Claim Information

Mineral Titles Online Viewer

Tenure Detail

Tenure Number ID	**525619**
Tenure Type	Mineral (M)
Tenure Sub Type	Claim (C)
Title Type	Mineral Cell Title Submission (MCX)
Mining Division	
Good To Date	2007/JAN/16
Issue Date	2006/JAN/16
Termination Type	
Termination Comments	
Termination Date	
Tag Number	
Claim Name	PIPE 1
Old Tenure Code	
Area In Hectares	523.426

Map Numbers:

092H

Owners:

143340 THOMAS JAMES BRADY 100.0%

Mineral Titles Online Viewer

Tenure Detail

Tenure Number ID	**525620**
Tenure Type	Mineral (M)
Tenure Sub Type	Claim (C)
Title Type	Mineral Cell Title Submission (MCX)
Mining Division	
Good To Date	2007/JAN/16
Issue Date	2006/JAN/16
Termination Type	
Termination Comments	
Termination Date	
Tag Number	
Claim Name	QUEEN 1
Old Tenure Code	
Area In Hectares	502.71

Map Numbers:

092H

Owners:

143340 THOMAS JAMES BRADY 100.0%

Mineral Titles Online Viewer

Tenure Detail

Tenure Number ID	**525623**
Tenure Type	Mineral (M)
Tenure Sub Type	Claim (C)
Title Type	Mineral Cell Title Submission (MCX)
Mining Division	
Good To Date	2007/JAN/16
Issue Date	2006/JAN/16
Termination Type	
Termination Comments	
Termination Date	
Tag Number	
Claim Name	QUEEN 2
Old Tenure Code	
Area In Hectares	272.315

Map Numbers:

092H

Owners:

143340 THOMAS JAMES BRADY 100.0%